UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29031/November 23, 2009

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In the Matter of                      :
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MONARCH FUNDS                         :
3435 Stelzer Rd.                      :
Columbus, OH 43219                    :
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(811-6742)                     :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Monarch Funds filed an application on September 2, 2009, and
amended on October 19, 2009, requesting an order under section
8(f) of the Act declaring that it has ceased to be an investment
company.

On October 30, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28988). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                   Elizabeth M. Murphy
                                        Secretary